Exhibit 99.2

Consolidated Financial Statements of

TEMBEC INC.

Years ended September 29, 2012 and September 24, 2011

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INDEPENDENT AUDITORS' REPORT

To the Shareholders of Tembec Inc.

We have audited the accompanying consolidated financial statements of Tembec Inc., which comprise the consolidated balance sheets as at September 29, 2012, September 24, 2011 and September 26, 2010, the consolidated statements of net earnings (loss), comprehensive earnings (loss), changes in shareholders’ equity and cash flows for the years ended September 29, 2012 and September 24, 2011, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Tembec Inc. as at September 29, 2012, September 24, 2011 and September 26, 2010, and its consolidated financial performance and its consolidated cash flows for the years ended September 29, 2012 and September 24, 2011 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

November 30, 2012
Montreal, Canada

*CPA auditor, CA, public accounting permit no. A110592

TEMBEC INC.
Consolidated Balance Sheets

As at September 29, 2012, September 24, 2011 and September 26, 2010
(in millions of Canadian dollars)

	2012	2011	2010
ASSETS
Current assets:
Cash and cash equivalents	$87	$99	$68
Cash held in trust	5	6	6
Trade and other receivables (notes 9 and 19)	200	182	209
Inventories (notes 5 and 9)	255	261	255
Prepaid expenses	7	6	7
	554	554	545
Property, plant and equipment (note 6)	485	491	496
Biological assets (note 7)	4	4	7
Employee future benefits (note 12)	-	1	-
Other long-term receivables (note 8)	12	28	28
Deferred tax assets (note 18)	4	15	27
	$1,059	$1,093	$1,103

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Operating bank loans (note 9)	$68	$6	$1
Trade, other payables and accrued charges	230	240	233
Interest payable	10	8	3
Income tax payable	3	6	-
Provisions (note 11)	3	8	5
Current portion of long-term debt (note 10)	16	18	17
	330	286	259

Long-term debt (note 10)	323	271	271
Provisions (note 11)	17	16	17
Employee future benefits (note 12)	285	285	248
Other long-term liabilities	2	2	8
	957	860	803

Shareholders' equity:
Share capital (note 13)	564	564	564
Deficit	(453)	(333)	(264)
Accumulated other comprehensive earnings (loss)	(9)	2	-
	102	233	300
	$1,059	$1,093	$1,103

Guarantees, commitments and contingencies (note 14)

The accompanying notes are an integral part of these consolidated financial statements.

On behalf of the Board:

James V. Continenza	James M. Lopez
Chairman of the Board	President and Chief Executive Officer

TEMBEC INC.
Consolidated Statements of Net Earnings (Loss)

Years ended September 29, 2012 and September 24, 2011
(in millions of Canadian dollars, unless otherwise noted)

	2012	2011
Sales	$1,666	$1,743
Freight and other deductions	232	237
Lumber export taxes	7	13
Cost of sales (excluding depreciation and amortization) (note 15)	1,290	1,321
Selling, general and administrative (note 15)	74	72
Share-based compensation (note 13)	(1)	2
Depreciation and amortization	46	48
Other items (note 16)	50	3
Operating earnings (loss)	(32)	47

Interest, foreign exchange and other	41	31
Exchange loss (gain) on long-term debt	(13)	1
Net finance costs (note 17)	28	32
Earnings (loss) before income taxes	(60)	15
Income tax expense (note 18)	22	20
Net loss	(82)	(5)

Basic and diluted net loss in dollars per share (note 13)	$(0.82)	$(0.05)

Consolidated Statements of Comprehensive Earnings (Loss)

Years ended September 29, 2012 and September 24, 2011
(in millions of Canadian dollars)

	2012	2011
Net loss	$(82)	$(5)

Other comprehensive earnings (loss), net of income taxes:
Defined benefit pension plans (note 12)	(42)	(64)
Other benefit plans (note 12)	4	-
Foreign currency translation differences for foreign operations	(11)	2
Total comprehensive loss	$(131)	$(67)

The accompanying notes are an integral part of these consolidated financial statements.

TEMBEC INC.
Consolidated Statements of Changes in Shareholders’ Equity

Years ended September 29, 2012 and September 24, 2011
(in millions of Canadian dollars)

		Translation
	Share	of foreign		Shareholders'
	capital	operations	Deficit	equity
Balance - beginning of year, September 26, 2010	$564	$-	$(264)	$300

Net loss	-	-	(5)	(5)
Other comprehensive earnings (loss), net of income taxes:
Defined benefit pension plans (note 12)	-	-	(64)	(64)
Other benefit plans (note 12)	-	-	-	-
Foreign currency translation differences for foreign operations	-	2	-	2
Balance - end of year, September 24, 2011	564	2	(333)	233

Net loss	-	-	(82)	(82)
Other comprehensive earnings (loss), net of income taxes:
Defined benefit pension plans (note 12)	-	-	(42)	(42)
Other benefit plans (note 12)	-	-	4	4
Foreign currency translation differences for foreign operations	-	(11)	-	(11)
Balance - end of year, September 29, 2012	$564	$(9)	$(453)	$102

The accompanying notes are an integral part of these consolidated financial statements.

TEMBEC INC.
Consolidated Statements of Cash Flows

Years ended September 29, 2012 and September 24, 2011
(in millions of Canadian dollars)

	2012	2011
Cash flows from operating activities:
Net loss	$(82)	$(5)
Adjustments for:
Depreciation and amortization	46	48
Net finance costs (note 17)	28	32
Income tax expense (note 18)	22	20
Income tax paid	(14)	(1)
Excess cash contributions over employee future benefits expense	(34)	(22)
Provisions (note 11)	12	1
Impairment loss (note 16)	67	-
Gain on sale of assets and deconsolidation of a subsidiary	(30)	(7)
Other	(2)	(2)
	13	64
Changes in non-cash working capital:
Trade and other receivables	(30)	33
Inventories	(40)	(7)
Prepaid expenses	(1)	1
Trade, other payables and accrued charges	(14)	8
	(85)	35
	(72)	99
Cash flows from investing activities:
Additions to property, plant and equipment	(108)	(65)
Proceeds from sale of net assets (note 16)	84	17
Other	(1)	2
	(25)	(46)
Cash flows from financing activities:
Change in operating bank loans	62	5
Increase in long-term debt	74	8
Repayments of long-term debt	(11)	(8)
Interest paid	(34)	(25)
Other	-	(2)
	91	(22)
	(6)	31
Foreign exchange loss on cash and cash equivalents held in foreign currencies	(6)	-
Net increase (decrease) in cash and cash equivalents	(12)	31
Cash and cash equivalents, beginning of year	99	68

Cash and cash equivalents, end of year	$87	$99

The accompanying notes are an integral part of these consolidated financial statements.

TEMBEC INC.
Consolidated Business Segment Information

Years ended September 29, 2012 and September 24, 2011
(in millions of Canadian dollars)

The Company operates an integrated forest products business, which is managed in four segments:

The Forest Products segment consists primarily of forest and sawmills operations, which produce lumber and building materials.

The Specialty Cellulose and Chemical Pulp segment consists primarily of manufacturing and marketing activities of specialty cellulose and chemical pulps including the transformation and sale of resins and pulp by-products. A significant portion of chemical product sales are related to by-products generated by the two specialty cellulose pulp mills.

The High- Yield Pulp segment includes the manufacturing and marketing activities of high- yield pulps.

The Paper segment consists primarily of production and sales of coated bleached board and newsprint.

Intersegment transfers of wood chips, pulp and other services are recorded at transfer prices agreed to by the parties, which are intended to approximate fair market value. The basis of presentation and the accounting policies used in these business segments are the same as those described in notes 2 and 3.

The financial performance of each segment is measured based on earnings before interest, income taxes, depreciation and amortization, and other specific or non-recurring items (adjusted EBITDA). This measure is included in the internal reports that are reviewed by senior management. Segment adjusted EBITDA is used to measure performance as management believes that such information is the most relevant in evaluating financial results relative to other entities that operate within similar businesses. Net finance costs and income tax are not allocated to operating segments.

TEMBEC INC.
Consolidated Business Segment Information (continued)

Years ended September 29, 2012 and September 24, 2011
(in millions of Canadian dollars)

							2012
		Specialty	High-
	Forest	Cellulose and	Yield			Consolidation
	Products	Chemical Pulp	Pulp	Paper	Corporate	adjustments	Consolidated
Sales:
External	$348	$650	$322	$346	$-	$-	$1,666
Internal	84	12	30	-	13	(139)	-
	432	662	352	346	13	(139)	1,666

Freight and other deductions	41	68	77	46	-	-	232
Lumber export taxes	7	-	-	-	-	-	7
Cost of sales	385	481	298	252	13	(139)	1,290
Selling, general and administrative	15	21	6	11	21	-	74
Share-based compensation	-	-	-	-	(1)	-	(1)

Earnings (loss) before the following (adjusted EBITDA):	(16)	92	(29)	37	(20)	-	64
Depreciation and amortization	10	21	13	2	-	-	46
Other items (note 16)	(22)	-	50	-	22	-	50
Operating earnings (loss)	$(4)	$71	$(92)	$35	$(42)	$-	$(32)

Additions to property, plant and equipment	$12	$91	$8	$7	$2	$-	$120
Total assets	$216	$544	$156	$120	$23	$-	$1,059

							2011
		Specialty	High-
	Forest	Cellulose and	Yield			Consolidation
	Products	Chemical Pulp	Pulp	Paper	Corporate	adjustments	Consolidated
Sales:
External	$375	$681	$348	$339	$-	$-	$1,743
Internal	96	12	30	-	7	(145)	-
	471	693	378	339	7	(145)	1,743

Freight and other deductions	47	66	79	45	-	-	237
Lumber export taxes	13	-	-	-	-	-	13
Cost of sales	441	464	299	255	7	(145)	1,321
Selling, general and administrative	17	23	3	10	19	-	72
Share-based compensation	-	-	-	-	2	-	2

Earnings (loss) before the following (adjusted EBITDA):	(47)	140	(3)	29	(21)	-	98
Depreciation and amortization	14	19	11	3	1	-	48
Other items (note 16)	3	-	-	-	-	-	3
Operating earnings (loss)	$(64)	$121	$(14)	$26	$(22)	$-	$47

Additions to property, plant and equipment	$10	$38	$5	$5	$-	$-	$58
Total assets	$267	$491	$173	$122	$40	$-	$1,093

TEMBEC INC.
Consolidated Geographic Area Information

Years ended September 29, 2012 and September 24, 2011
(in millions of Canadian dollars)

					2012
		Specialty
	Forest	Cellulose and	High-Yield
	Products	Chemical Pulp	Pulp	Paper	Consolidated
Sales (by final destination):
Canada	$194	$49	$-	$61	$304
United States	145	202	2	265	614
China	6	112	116	-	234
European Union	-	209	57	10	276
Other	3	78	147	10	238
	$348	$650	$322	$346	$1,666

					2011
		Specialty
	Forest	Cellulose and	High-Yield
	Products	Chemical Pulp	Pulp	Paper	Consolidated
Sales (by final destination):
Canada	$208	$52	$2	$59	$321
United States	146	191	2	252	591
China	15	158	170	-	343
European Union	1	195	55	11	262
Other	5	85	119	17	226
	$375	$681	$348	$339	$1,743

	2012	2011	2010

Property, plant and equipment:
Canada	$393	$407	$424
France	91	83	70
Other	1	1	2
	$485	$491	$496

TEMBEC INC.
Notes to Consolidated Financial Statements

Years ended September 29, 2012 and September 24, 2011
(in millions of Canadian dollars, unless otherwise noted)

1.	Reporting entity and nature of operations

Tembec Inc. (the “Corporation”) and its subsidiaries (collectively “Tembec” or the “Company”) operate an integrated forest products business.

The Corporation is incorporated and domiciled in Canada and listed on the Toronto Stock Exchange under the symbol TMB. The address of the Company's registered office is 800 René-Lévesque Blvd. West, Suite 1050, Montreal, Quebec, Canada, H3B 1X9.

2.	Basis of presentation Statement of compliance

Effective September 26, 2010, the Company fully adopted International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) as the basis for preparation of financial information and accounting.

These audited consolidated financial statements and the notes thereto represent the first annual consolidated financial statements of the Company that have been prepared in accordance with IFRS as issued by the IASB. The Company has also complied with the requirements of IFRS 1, First-time Adoption of IFRS. Subject to certain transition elections and exceptions disclosed in note 22, the Company consistently applied the accounting policies used in its opening IFRS consolidated balance sheet as at September 26, 2010, throughout all periods presented as if these policies had always been in effect.

An explanation of how the transition to IFRS has affected the reported financial position, financial performance and cash flows of the Company is provided in note 22.

These audited consolidated financial statements were authorized for issue by the Board of Directors on November 15, 2012.

Basis of measurement

The audited consolidated financial statements have been prepared on the historical cost basis, except for the following items in the consolidated balance sheet:

the defined benefit liability is recognized as the net total of the present value of the defined benefit obligation less the fair value of the plan assets biological assets are measured at fair value less costs to sell asset retirement obligations and reforestation obligations are measured at the discounted value of expected future cash flows liabilities for cash-settled share-based payment arrangements are measured at fair value warrants classified as liabilities are measured at fair value embedded and freestanding derivative financial instruments are measured at fair value.

TEMBEC INC.
Notes to Consolidated Financial Statements

Years ended September 29, 2012 and September 24, 2011
(in millions of Canadian dollars, unless otherwise noted)

2.	Basis of presentation (continued) Functional and presentation currency

These audited consolidated financial statements are presented in Canadian dollars, which is the Company’s functional currency. Management believes that the Canadian dollar best reflects the currency of the primary economic environment in which Tembec operates. All financial information presented has been rounded to the nearest million, unless otherwise noted.

Use of estimates and judgements

The preparation of financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Significant areas requiring the use of management estimates in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements and that may result in material adjustments to the carrying amounts within the next fiscal year include the determination of the net realizable value of inventories, provisions, recoverability of deferred tax assets, the measurement of defined benefit obligations and the valuation of pension plan assets.

Other areas requiring the use of management estimates include the determination of the value of biological assets, financial instruments, guarantees, commitments, and contingencies. It also includes collectability of accounts receivable, estimating the useful life and residual value of property, plant and equipment, as well as assessing the recoverability of property, plant and equipment, and long- term receivables.

3.	Significant accounting policies

The accounting policies set out below have been applied consistently in the audited consolidated financial statements and in preparing the opening IFRS balance sheet at September 26, 2010 (the “Transition Date”), for the purposes of the transition to IFRS.

Basis of consolidation

These audited consolidated financial statements include the accounts of the Company. Investments over which the Corporation has effective control are fully consolidated. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. The accounting policies of subsidiaries have been changed when necessary to align them with the policies adopted by the Company.

TEMBEC INC.
Notes to Consolidated Financial Statements

Years ended September 29, 2012 and September 24, 2011
(in millions of Canadian dollars, unless otherwise noted)

3.	Significant accounting policies (continued) Foreign currency

Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of each operation using exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated to the functional currency using the exchange rate at that date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are translated to the functional currency using the exchange rate at the date that the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. Foreign currency differences arising on translation are recognized in profit or loss.

Foreign operations

The assets and liabilities of foreign operations with functional currencies other than the Canadian dollar are translated to Canadian dollars using the exchange rates at the reporting date. The income and expenses of foreign operations are translated to Canadian dollars using the average exchange rates during the reporting period.

Foreign currency differences are recognized in other comprehensive income. When a foreign operation is disposed of, in part or in full, the relevant amount in the foreign currency translation reserve is transferred to the statement of earnings (loss) as part of the gain or loss on disposal.

Financial instruments

Non-derivative financial assets and liabilities

Cash and cash equivalents, trade and other receivables and long- term receivables are classified as loans and receivables, which is the Company’s only non- derivative financial asset. Operating bank loans, trade and other payables, interest payable and long- term debt are classified as other liabilities, which is the Company’s only non- derivative financial liability.

The Company initially recognizes all financial assets and liabilities on the date that they are originated. Subsequent to initial recognition at fair value, the financial assets are accounted for on an amortized cost basis using the effective interest rate method. Subsequent to initial recognition at fair value plus any directly attributable transaction costs, the financial liabilities are accounted for on an amortized cost basis using the effective interest rate method.

Transaction costs incurred upon the issuance of debt instruments or modification of a financial liability are deducted from the financial liability and are amortized using the effective interest method over the expected life of the related liability.

TEMBEC INC.
Notes to Consolidated Financial Statements

Years ended September 29, 2012 and September 24, 2011
(in millions of Canadian dollars, unless otherwise noted)

3.	Significant accounting policies (continued) Financial instruments (continued)

Derivative financial instruments

The Company may manage, from time to time, its foreign exchange exposure on anticipated net cash inflows, principally U.S. dollars and euros, through the use of options and forward contracts.

The Company may manage, from time to time, its exposure to commodity price risk associated with sales of lumber, pulp and newsprint through the use of cash-settled hedge (swap) contracts. The Company does not hold or issue derivative financial instruments for trading or speculative purposes.

The Company does not currently apply hedge accounting.

The Company has also previously issued liability-classified derivatives over its own equity, all of which expired on February 29, 2012.

All derivatives are recognized initially at fair value. Attributable transaction costs are recognized in profit or loss as incurred. Subsequent to initial recognition, derivatives are measured at fair value and changes therein are accounted for in net finance costs.

Common shares

Common shares are classified as equity. Incremental costs directly attributable to the issue of common shares are recognized as a deduction from equity, net of any tax effects.

Inventories

Finished goods, work-in-process, wood chips, logs, and other raw materials are valued at the lower of cost, determined on an average cost basis, and net realizable value. In the case of manufactured inventories and work-in-process, cost includes expenditure incurred in acquiring raw materials, production or conversion costs and other costs incurred in bringing the inventory to their existing location and conditions as well as an appropriate share of production overheads based on normal operating capacity. For all raw materials to be used in the production of finished goods, net realizable value is determined on an as -converted- to-finished-goods basis. Operating, maintenance and spare parts inventories are valued at lower of average cost and net realizable value.

Property, plant and equipment

Recognition and measurement

Property, plant and equipment are recorded at cost, after deducting investment tax credits and government assistance, less accumulated depreciation and accumulated impairment losses.

Cost includes expenditures that are directly attributable to acquiring and bringing the assets to a working condition for their intended use. The Company capitalizes borrowing costs, which are directly attributable to the acquisition, construction or production of qualifying assets, unless development activities on these qualifying assets are suspended, in which case borrowing costs are expensed.

TEMBEC INC.
Notes to Consolidated Financial Statements

Years ended September 29, 2012 and September 24, 2011
(in millions of Canadian dollars, unless otherwise noted)

3.	Significant accounting policies (continued) Property, plant and equipment (continued)

Subsequent costs

The cost of replacing a component of an item of property, plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Company, and its cost can be measured reliably. The carrying amount of the replaced component is derecognized. The costs of the day-to-day servicing of property, plant and equipment are recognized in profit or loss as incurred.

Depreciation

Depreciation is calculated over the depreciable amount, which is the cost of an asset less its residual value. Depreciation is recognized in profit or loss on a straight-line basis over the estimated useful lives of each part of an item of property, plant and equipment.

The estimated useful lives of the current and comparative periods are as follows:

Assets	Period
Buildings	20 - 30 years
Production equipment:
Pulp and paper	20 - 30 years
Sawmill	10 - 15 years
Forest access roads	3 - 20 years

Assets under construction are recognized at cost and are not depreciated as the assets are not available for use. Repairs and maintenance as well as planned shutdown maintenance are charged to expense as incurred.

Depreciation methods, useful lives and residual values are reviewed at each financial year-end and adjusted if appropriate.

Biological assets

Standing timber on privately held forest land that is managed for timber production is characterized as a biological asset. Accordingly, on each balance sheet date, the biological asset is valued at its fair value less costs to sell with any change therein, as a result of growth, harvest and change in valuation assumptions recognized in net income (loss) for the period. Standing timber is transferred to inventory at its fair value less costs to sell at the date the logs are removed from the forest. Land under standing timber is measured at cost and included in property, plant and equipment.

Leased assets

Leases in terms of which the Company assumes substantially all the risks and rewards of ownership are classified as finance leases. Upon initial recognition, the leased asset is measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments. Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset.

TEMBEC INC.
Notes to Consolidated Financial Statements

Years ended September 29, 2012 and September 24, 2011
(in millions of Canadian dollars, unless otherwise noted)

3.	Significant accounting policies (continued) Leased assets (continued)

Other leases are operating leases and the leased assets are not recognized in the Company’s balance sheet.

Impairment

Financial assets (including receivables)

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

Impairment losses recognized in prior periods are assessed at each balance sheet date for any indication that the loss has decreased or no longer exists. For financial assets measured at amortized cost, the reversal is recognized in profit or loss.

Non-financial assets

The carrying amounts of the Company’s non-financial assets, other than biological assets, inventories and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.

The recoverable amount of an asset or cash- generating unit (CGU) is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre- tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or the CGU. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets.

An impairment loss is recognized if the carrying amount of an asset or CGU exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss. Impairment losses recognized in respect of CGUs reduce the carrying amounts of the assets in the unit that is subject to the impairment test on a pro rata basis.

An impairment loss recognized in prior periods is assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

TEMBEC INC.
Notes to Consolidated Financial Statements

Years ended September 29, 2012 and September 24, 2011
(in millions of Canadian dollars, unless otherwise noted)

3.	Significant accounting policies (continued) Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre- tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount is recognized as finance cost.

Environmental costs

The Company is subject to environmental laws and regulations enacted by federal, provincial, state and local authorities. Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations and that are not expected to contribute to current or future operations are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are likely, and when the costs, based on a specific plan of action in terms of the technology to be used and the extent of the corrective action required, can be reasonably estimated.

Reforestation

Forestry legislation in British Columbia requires the industry to assume the cost of reforestation on certain harvest licences. Accordingly, the Company records a liability for the costs of reforestation in the period in which the timber is harvested. In periods subsequent to the initial measurement, changes in the liability resulting from the passage of time and revisions to management’s estimates are recognized in net income as they occur.

Site restoration

In accordance with the Company’s published environmental policy and applicable legal requirements, a provision for site restoration in respect of contaminated land, and the related expense, is recognized when the land is contaminated.

Restructuring

A provision for restructuring is recognized when the Company has approved a detailed and formal restructuring plan, and the restructuring either has commenced or has been announced publicly. Future operating costs and losses are recognized on the same basis as if they arose independently of the restructuring.

Onerous contracts

A provision for onerous contracts is recognized when the expected benefits to be derived by the Company from a contract are lower than the unavoidable cost of meeting its obligations under the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established, the Company recognizes any impairment loss on the assets associated with that contract.

TEMBEC INC.
Notes to Consolidated Financial Statements

Years ended September 29, 2012 and September 24, 2011
(in millions of Canadian dollars, unless otherwise noted)

3.	Significant accounting policies (continued) Provisions (continued)

Contingent liability

A contingent liability is a possible obligation that arises from past events and of which the existence will be confirmed only by the occurrence or non- occurrence of one or more uncertain future events not within the control of the Company, or a present obligation that arises from past events (and therefore exists), but is not recognized because it is not probable that a transfer or use of assets, provision of services or any other transfer of economic benefits will be required to settle the obligation, or the amount of the obligation cannot be estimated reliably.

Employee future benefits

Employee future benefits include pension plans and other benefit plans. Other benefit plans include post-employment life insurance programs, healthcare and dental care benefits as well as certain other long- term benefits provided to disabled employees.

Defined contribution pension plans

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution pension plans are recognized as an employee benefit expense in profit or loss in the periods during which services are rendered by employees.

Defined benefit pension plans

A defined benefit plan is a post-employment benefit plan other than a defined contribution plan. The Company’s net obligation in respect of defined benefit pension plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value. Any unrecognized past service costs and the fair value of any plan assets are deducted. The discount rate is the yield at the reporting date on AA credit-rated bonds that have maturity dates approximating the terms of the Company’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. The calculation is performed annually by a qualified actuary using the projected unit credit method. When the calculation results in a benefit to the Company, the recognized asset is limited to the total of any unrecognized past service costs and the present value of economic benefits available in the form of any future refunds from the plan or reductions in future contributions to the plan. In order to calculate the present value of economic benefits, consideration is given to any minimum funding requirements that apply to any plan in the Company. An economic benefit is available to the Company if it is realisable during the life of the plan, or on settlement of the plan liabilities.

When the benefits of a plan are improved, the portion of the increased benefit relating to past service by employees is recognized in profit or loss on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately, the expense is recognized immediately in the statement of earnings (loss).

TEMBEC INC.
Notes to Consolidated Financial Statements

Years ended September 29, 2012 and September 24, 2011
(in millions of Canadian dollars, unless otherwise noted)

3.	Significant accounting policies (continued) Employee future benefits (continued)

The Company recognizes the current service cost in the employee future benefit costs. Interest cost and the expected return on plan assets are recognized in interest, foreign exchange and other. The actuarial gains and losses arising from defined benefit plans are recognized in other comprehensive income.

Other benefit plans

The Company’s net obligation in respect of long-term employee benefits, other than pension plans, is the amount of future benefit that employees have earned in return for their service in the current and prior periods. That benefit is discounted to determine its present value, and the fair value of any related assets is deducted. The discount rate is the yield at the reporting date on AA credit-rated bonds that have maturity dates approximating the terms of the Company’s obligations. The calculation is performed using the projected unit credit method. Any actuarial gains and losses are recognized in the statement of comprehensive earnings (loss) in the period in which they arise.

Other employee benefits

Short-term employee benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided.

A liability is recognized for the amount expected to be paid under the short-term incentive plan if the Company has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably.

Share-based compensation transactions

The Company uses the fair value based approach of accounting for all share options granted to its employees, whereby a compensation expense is recognized over the vesting period of the options, with a corresponding increase to contributed surplus. The Company bases the accruals of compensation cost on the best available estimate of the number of options that are expected to vest and revises that estimate if subsequent information indicates that actual forfeitures are likely to differ from initial estimates. Any consideration paid by plan participants in the exercise of share options or purchase of shares is credited to share capital. The contributed surplus component of share- based compensation is transferred to share capital upon the issuance of common shares.

Deferred Share Units (DSU) are recognized in compensation expense and accrued liabilities as they are earned. DSUs are remeasured at each reporting period at fair value, until settlement.

Performance-Conditioned Restricted Share Units (PCRSU) and Performance-Conditioned Share Units (PCSU) are recognized in compensation expense and accrued liabilities when it is likely that the performance conditions attached to the unit will be met. Compensation cost is prorated based on the underlying service period and the liability is remeasured at each reporting period at fair value, until settlement.

TEMBEC INC.
Notes to Consolidated Financial Statements

Years ended September 29, 2012 and September 24, 2011
(in millions of Canadian dollars, unless otherwise noted)

3.	Significant accounting policies (continued) Other employee benefits (continued)

Termination benefits

Termination benefits are recognized as an expense when the Company is committed demonstrably, without realistic possibility of withdrawal, to a formal detailed plan to either terminate employment before the normal retirement date, or to provide termination benefits as a result of an offer made to encourage voluntary redundancy. Termination benefits for voluntary redundancies are recognized as an expense if the Company has made an offer of voluntary redundancy, it is probable that the offer will be accepted, and the number of acceptances can be estimated reliably. If benefits are payable more than 12 months after the reporting period, then they are discounted to their present value.

Sales

Sale of goods is measured at the fair value of the consideration received or receivable, net of returns, trade discounts and volume rebates. Revenue is recognized when persuasive evidence exists, usually in the form of an executed sales agreement, that the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably. If it is probable that discounts will be granted and the amount can be measured reliably, then the discount is recognized as a reduction of revenue as the sales are recognized.

Investment tax credit and government assistance

Amounts received resulting from government assistance programs, including grants and investment tax credits for scientific research and experimental development, are reflected as a reduction of the cost of the asset or expense to which they relate at the time the eligible expenditure is incurred. Government financial assistance is recorded when there is reasonable assurance that the Company will comply with relevant conditions. Investment tax credits are recognized when the Company has made the qualifying expenditures and there is reasonable assurance that the credits will be realized.

Finance costs and finance income

Finance costs comprise interest expense on borrowings, unwinding of the discount on provisions and the amortization of other related transactions costs. Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognized in profit or loss using the effective interest method.

Foreign currency gains and losses, gain or loss on embedded and freestanding derivative instruments, and interest on employee future benefit obligations and pension plan assets are reported on a net basis as finance cost or finance income.

Income taxes

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

TEMBEC INC.
Notes to Consolidated Financial Statements

Years ended September 29, 2012 and September 24, 2011
(in millions of Canadian dollars, unless otherwise noted)

3.	Significant accounting policies (continued) Income taxes (continued)

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized using the balance sheet method, with respect to temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries and associates to the extent that it is probable that they will not reverse in the foreseeable future. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Freight and other deductions

Freight associated with shipping products to customer and handling finished goods as well as discounts on prompt payment are included in Freight and other deductions in the consolidated statements of net earnings (loss).

TEMBEC INC.
Notes to Consolidated Financial Statements

Years ended September 29, 2012 and September 24, 2011
(in millions of Canadian dollars, unless otherwise noted)

4.	New standards and interpretation not yet adopted

IFRS 7 Financial Instruments – Disclosures

In December 2011, the IASB amended the standard IFRS 7, Financial Instruments – Disclosures, to provide additional information about offsetting of financial assets and financial liabilities. IFRS 7 has been amended to require disclosures that will enable users of financial statements to evaluate the effect or potential effect of netting arrangements, including rights of set-off associated with an entity’s recognized financial assets and recognized financial liabilities, on the entity’s balance sheet. An entity provides information including the gross amounts subject to rights of set-off, amounts set off in accordance with the offsetting criteria, amounts of financial instruments subject to master netting arrangements or similar agreements, and the related net amounts to meet the disclosure objective.

These amendments are effective for annual periods beginning on or after January 1, 2013. The Company has not yet begun the process of assessing the impact that the new standard will have on its financial statements and does not plan to early adopt the new requirement.

IFRS 9 Financial Instruments

In November 2009, the IASB issued IFRS 9, Financial Instruments (IFRS 9), and in October 2010, the IASB published amendments to IFRS 9 (IFRS 9 R).

IFRS 9 R supersedes IFRS 9 and is effective for annual periods beginning on or after January 1, 2015, with early adoption permitted. For annual periods beginning before January 1, 2015, either IFRS 9 or IFRS 9 R may be applied. This standard provides guidance on the classification and measurement of financial liabilities and the presentation of gains and losses on financial liabilities designated at fair value through profit and loss. When an entity elects to measure a financial liability at fair value, gains or losses due to changes in the credit risk of the instrument must be recognized in other comprehensive income. The Company has not yet begun the process of assessing the impact that the new standard will have on its financial statements and does not plan to early adopt the new requirement.

IFRS 13 Fair Value Measurement

In May 2011, the IASB issued the standard, IFRS 13, Fair Value Measurement. The new standard is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. IFRS 13 is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It also establishes disclosures about fair value measurement. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and in many cases does not reflect a clear measurement basis or consistent disclosures. This new standard is not expected to have an impact on the amounts recorded in the financial statements. The Company does not plan to early adopt the standard.

TEMBEC INC.
Notes to Consolidated Financial Statements

Years ended September 29, 2012 and September 24, 2011
(in millions of Canadian dollars, unless otherwise noted)

4.	New standards and interpretation not yet adopted (continued)

IAS 1 Presentation of Financial Statements

IAS 1 has been amended to require entities to separate items presented in other comprehensive income into two groups, based on whether or not items may be recycled to net income in the future. Entities that choose to present other comprehensive income items before tax will be required to show the amount of tax related to the two groups separately. The amendment is effective for annual periods beginning on or after July 1, 2012, with earlier application permitted. IAS 1 is not expected to have an impact on amounts recorded in the financial statements of the Company. The Company does not plan to early adopt the standard.

Amendments to IAS 19 Employee Benefits

In June 2011, the IASB published an amended version of IAS 19, Employee Benefits . Adoption of the amendment is required for annual periods beginning on or after January 1, 2013, with early adoption permitted. This standard was amended to:

a)	eliminate the option to defer the recognition of gains and losses arising in defined benefit plans;

b)	require gains and losses relating to those plans to be presented in other comprehensive income; and

c)	improve the disclosure requirements concerning the characteristics of defined benefit plans and the risks arising from those plans.

The amended standard also incorporates changes to the accounting for termination benefits. The amendment is generally applied retrospectively with certain exceptions. The Company is still in the process of assessing the full impact that the new standard will have on its financial statements and does not plan to early adopt the new requirement.

IAS 32 Financial Instruments – Presentation

In December 2011, the IASB amended the standard IAS 32, Financial Instruments – Presentation, to address inconsistencies identified in applying some of the offsetting criteria. IAS 32 clarifies the meaning of the offsetting criterion “currently has a legally enforceable right to set off” and the principle behind net settlement, including identifying when some gross settlement systems may be considered equivalent to net settlement.

These amendments are effective for annual periods beginning on or after January 1, 2014. This new standard is not expected to have an impact on the amounts recorded in the financial statements. The Company does not plan to early adopt the standard.

TEMBEC INC.
Notes to Consolidated Financial Statements

Years ended September 29, 2012 and September 24, 2011
(in millions of Canadian dollars, unless otherwise noted)

5.	Inventories

	2012	2011	2010
Finished goods	$118	$112	$111
Logs and wood chips	61	66	64
Supplies and materials	76	83	80
	$255	$261	$255
Inventories carried at net realizable value	$48	$32	$30

For the years ended in September 2012 and 2011, cost of sales consists primarily of inventories recognized as an expense. Inventories at September 29, 2012, were written down by $6 million (2011 - $4 million; 2010 - $4 million) to reflect net realizable value being lower than cost. The write-down and reversal, if any, are included in cost of sales.

The provision for net realizable values relating to logs and finished goods were as follows:

	2012	2011	2010
Forest Products	$1	$3	$4
Specialty Cellulose and Chemical Pulp	1	-	-
High-Yield Pulp	4	1	-
Paper	-	-	-
	$6	$4	$4

TEMBEC INC.
Notes to Consolidated Financial Statements

Years ended September 29, 2012 and September 24, 2011
(in millions of Canadian dollars, unless otherwise noted)

6.	Property, plant and equipment

			Production equipment		Forest	Assets
			Pulp and		access	under
	Land	Buildings	Paper	Sawmill	roads	construction	Total
Cost
Balance, September 26, 2010	$12	$77	$440	$90	$11	$11	$641
Additions	-	2	21	3	6	26	58
Disposals	-	-	(21)	(1)	-	-	(22)
Balance, September 24, 2011	12	79	440	92	17	37	677
Additions	-	1	47	7	3	62	120
Interest capitalized on assets under construction	-	-	-	-	-	2	2
Disposals	(1)	(4)	(4)	(30)	(12)	(4)	(55)
Effect of movements in exchange rates	-	(1)	(8)	-	-	(1)	(10)
Balance, September 29, 2012	$11	$75	$475	$69	$8	$96	$734
Depreciation
Balance, September 26, 2010	$-	$14	$81	$50	$-	$-	$145
Depreciation	-	5	31	11	1	-	48
Disposals	-	-	(7)	-	-	-	(7)
Balance, September 24, 2011	-	19	105	61	1	-	186
Depreciation	-	6	31	8	1	-	46
Impairment loss	-	-	43	-	1	-	44
Disposals	-	(3)	(2)	(19)	(1)	-	(25)
Effect of movements in exchange rate	-	-	(2)	-	-	-	(2)
Balance, September 29, 2012	$-	$22	$175	$50	$2	$-	$249
Carrying amounts
At September 26, 2010	$12	$63	$359	$40	$11	$11	$496
At September 24, 2011	$12	$60	$335	$31	$16	$37	$491
At September 29, 2012	$11	$53	$300	$19	$6	$96	$485

During fiscal 2012, the Company recorded an impairment loss of $44 million related to property, plant and equipment of the Chetwynd, British Columbia, high-yield pulp mill. Subsequent to the announced indefinite idling of the pulp mill and following a review of its business plan, the Company undertook an impairment review and found that the carrying value of its assets exceeded their recoverable amount being the fair value less cost to sell. The recoverable amount was determined to be nominal.

As at the end of September 2012, assets under construction include $59 million (2011 – $3 million) of the $190 million capital investment to upgrade the specialty cellulose manufacturing facility at Temiscaming, Quebec (see note 14, Commitments – Capital Investment).

TEMBEC INC.
Notes to Consolidated Financial Statements

Years ended September 29, 2012 and September 24, 2011
(in millions of Canadian dollars, unless otherwise noted)

7.	Biological assets

The Company’s private timberlands are classified as a growing forest, with the standing timber defined and recognized as a biological asset at fair value less costs to sell at each reporting date, with the underlying land being considered a component of property, plant and equipment and recognized at cost.

Balance, September 26, 2010	$7
Harvested timber transferred to inventories	(1)
Change in fair value less costs to sell	(2)
Balance, September 24, 2011	$4
Disposals	(1)
Change in fair value less costs to sell	1
Balance, September 29, 2012	$4

	2012	2011	2010
Current	$-	$-	$-
Non-current	4	4	7
	$4	$4	$7

8.	Other long-term receivables

	2012	2011	2010
Loan receivable - Temlam Inc.	$7	$23	$23
Long-term loans to employees	2	1	2
Other	3	4	3
	$12	$28	$28

In October 2008, the Company assumed the rank of secured lender in Temlam Inc. by effecting a payment of $22 million plus $1 million of custodial fees. The Company retains a 50% ownership position in Temlam Inc., which is currently under creditor protection and owns an idled laminated veneer lumber (LVL) facility located in Amos, Quebec. During fiscal 2012, the Company recorded an impairment loss of $16 million related to the loan receivable. The cutting rights that were previously attached to the LVL facility were granted to another company. In the absence of a guaranteed fiber supply, the Company has concluded that the re-start of the facility is unlikely and has adjusted its carrying value to the amount anticipated to be realized upon liquidation or sale.

TEMBEC INC.
Notes to Consolidated Financial Statements

Years ended September 29, 2012 and September 24, 2011
(in millions of Canadian dollars, unless otherwise noted)

9.	Operating bank loans

On March 4, 2011, the Company entered into a new $200 million asset-based revolving five- year working capital facility (ABL) expiring in February 2016. The facility has a first priority charge over the receivables and inventories of the Company’s Canadian operations. As at September 29, 2012, the amount available, based on eligible receivables and inventories, was $144 million of which $65 million was drawn and $48 million was reserved for letters of credit. Interest is calculated based either on the BA Rate, the LIBOR, the Canadian Prime Rate or the U.S. Base Rate, as the case may be, plus an applicable margin.

In April 2011, the Ontario Court of Appeal rendered a decision in the restructuring proceedings involving Indalex Limited under the Companies’ Creditors Arrangement Act (CCAA). The Court of Appeal held that defined benefit pension plan deficiency claims had priority over security held by debtor-in-possession (DIP) lenders in the context of a sale made under a CCAA proceeding. This decision is currently being appealed to the Supreme Court of Canada. In light of the uncertainty surrounding the Ontario Court of Appeal decision, the ABL agent requested that the Company refrain from making any further draws or utilization of the ABL facility until such priority issue is dealt with by the Supreme Court of Canada. The Company is currently under discussions with the ABL agent regarding this request as it considers the risk to be minimal and the position of the ABL agent to be unwarranted.

The French operations are supported by “receivable factoring” agreements. As such, the borrowing base fluctuates periodically, depending on shipments and cash receipts. At the end of September 2012, the amount available was $20 million of which $3 million was drawn.

The Company’s exposure to interest rate risk, foreign currency and liquidity risk is disclosed in note 19.

TEMBEC INC.
Notes to Consolidated Financial Statements

Years ended September 29, 2012 and September 24, 2011
(in millions of Canadian dollars, unless otherwise noted)

10.	Long-term debt

	2012	2011	2010

Tembec Industries Inc.
11.25% senior secured notes US $305 million (2011 and 2010 - US $255 million), due December 15, 2018, with semi-annual interest payments due June 15 and December 15 of each year	$300	$262	$261

Tembec Tartas SAS
Secured term loans € 6 million (2011 - € 5 million; 2010 - nil), bearing interest at EURIBOR plus 2%, repayable in quarterly instalments beginning in March 2012 and maturing in December 2017	8	7	-

Unsecured term loans € 11 million (2011 - € 12 million; 2010 - € 9 million), non-interest bearing, repayable and maturing at various dates from June 2014 to September 2020. The effective interest rate on these loans is 6%	14	17	12

Other	-	1	2

Tembec Energy LP

6.35% secured term loan, interest payable on a monthly basis, repayable in blended monthly instalments beginning July 15, 2014 to June 15, 2022 with a balloon payment of $12 million in July 2022	20	-	-

Kirkland Lake Engineered Wood Products Inc.	8	8	8

Tembec Inc.
6% unsecured notes	-	5	9

Other	2	2	2

Tembec Envirofinance SAS	-	-	7
	$352	$302	$301

Less current portion	16	18	17
Less unamortized financing costs	13	13	13
	$323	$271	$271

On February 23, 2012, the Company completed an add-on offering of US $50 million in aggregate principal amount of 11.25% senior secured notes due December 15, 2018. The add-on offering notes were offered as additional notes under the indenture dated as of August 17, 2010, pursuant to which the Company had previously issued US $255 million in aggregate principal amount of 11.25% senior secured notes due December 15, 2018. The notes are senior obligations secured by a first priority lien on certain of the property and assets of the Company and the guarantors of the notes, other than receivables, inventory and certain intangibles upon which the note holders have a second priority lien. The notes are guaranteed by the Company and certain of its subsidiaries.

TEMBEC INC.
Notes to Consolidated Financial Statements

Years ended September 29, 2012 and September 24, 2011
(in millions of Canadian dollars, unless otherwise noted)

10.	Long-term debt (continued)

The previously issued notes were registered following an exchange offer and registration with the Securities and Exchange Commission (SEC) completed on March 31, 2011. The add- on offering notes were registered following an exchange offer and registration with the SEC completed on September 28, 2012. Since registration, the add- on offering notes are trading fungibly with the previously issued notes.

In addition, the Company must maintain their registration with the SEC throughout the life of the notes. If the obligations under the registration rights agreement are not satisfied, the Company will be required to pay additional interest to the holders of the notes up to a maximum annual amount of US $3 million.

On June 29, 2012, the Company entered into a $30 million term loan facility to assist with the financing of the specialty cellulose project in Temiscaming, Quebec, which is described in more detail in note 14. The interest rate on this loan will be the greater of 6.35% and the yield on equivalent term Government of Canada bonds plus 4.25% at the date the funds are advanced. The loan will be reimbursed in blended monthly instalments over a period of eight years beginning approximately 24 months after the initial advance, with a “balloon” payment of $18 million to be repaid at the end of the ten-year term period. The loan is secured by the project assets. On July 12, 2012, the Company drew a first tranche of $20 million bearing interest at 6.35%.

The Company’s credit agreements contain covenants that could in certain circumstances restrict the ability of the Company to incur or guarantee additional indebtedness, to encumber or dispose of its assets or make certain payments or distributions.

The Company’s exposure to interest rate risk, foreign currency and liquidity risk is disclosed in note 19.

Instalments on consolidated long- term debt for the five years following September 29, 2012, are as follows:

2013	$16
2014	$6
2015	$7
2016	$7
2017	$4

TEMBEC INC.
Notes to Consolidated Financial Statements

Years ended September 29, 2012 and September 24, 2011
(in millions of Canadian dollars, unless otherwise noted)

11.	Provisions

				Total
	Site restoration	Reforestation	Other	provisions

Balance, beginning of year, September 26, 2010	$4	$13	$5	$22
Provisions made during the year	-	5	-	5
Unwinding of discount	-	1	-	1
Paid during the year	-	(4)	-	(4)
Balance, end of year, September 24, 2011	4	15	5	24
Provisions made during the year	9	4	-	13
Paid during the year	-	(1)	-	(1)
Sale of BC Sawmills (note 16)	-	(16)	-	(16)
Balance, end of year, September 29, 2012	$13	$2	$5	$20

	2012	2011	2010
Current	$3	$8	$5
Non-current	17	16	17
	$20	$24	$22

Site restoration

In accordance with Canadian law, land fill sites have a predetermined life and must be restored to their original condition at the end of their life. Because of the long-term nature of the liability, the most significant uncertainty in estimating the provision is the costs that will be incurred. In particular, the Company has assumed that the land fill sites will be restored using technology and materials that are currently available. The Company has been provided with a range of reasonably possible outcomes of the total cost, reflecting different assumptions about changes in technology and pricing of the individual components of the cost. The restoration is expected to occur over the next 30 years.

Fiscal 2012 includes a charge of $4 million relating to the Marathon, Ontario, NBSK pulp mill site. An agreement was reached with the Province of Ontario and other implicated parties as to future remediation work. As part of the settlement, the Company received $2 million from a previous owner and agreed to carry out remediation work totalling approximately $6 million over the next several years.

Fiscal 2012 includes charges of $3 million for other sites for which the Company has a legal obligation to carry out remediation.

TEMBEC INC.
Notes to Consolidated Financial Statements

Years ended September 29, 2012 and September 24, 2011
(in millions of Canadian dollars, unless otherwise noted)

11.	Provisions (continued) Reforestation

In accordance with British Columbia law, the Company has an obligation to perform certain reforestation activities during periods of 12 to 15 years following the harvest. Because of the long- term nature of the liability, the most significant uncertainty in estimating the provision is the costs that will be incurred. In particular, the Company has assumed that current reforestation practice will continue to meet government policy, that adequate forest fire protection is in place, that suitable external funding will be made available to manage incremental forest pests and disease issues and that government policy with respect to reforestation will not change materially. The provision includes reforestation of different harvested areas, which are at different stages in the reforestation process. On March 23, 2012, the Company sold its British Columbia sawmills and, as part of the agreement, the buyer assumed the related reforestation obligation for an amount of $16 million.

12.	Employee future benefits

Defined contribution pension plans

The Company contributes to defined contribution pension plans, provincial and labour sponsored pension plans, group registered retirement savings plans, deferred profit sharing plans, and 401(k) plans. The pension expense of $9 million (2011 – $11 million) under these plans is equal to the Company’s contribution.

Defined benefit pension plans

The Company has several defined benefit pension plans. Non-unionized employees in Canada joining the Company after January 1, 2000, participate in defined contribution pension plans. Some of the defined benefit pension plans are contributory. The pension expense and the obligation related to the defined benefit pension plans are actuarially determined using management’s most probable assumptions.

Other benefit plans

The Company offers post-employment life insurance, healthcare and dental care plans to some of its retirees. The Company offers other long-term benefits as healthcare and dental care plans to disabled employees. The Company also assumes other long-term benefits as life insurance coverage to some of its disabled employees.

The other benefit plans expenses and the obligations related to these plans are actuarially determined using management’s most probable assumptions.

Actuarial valuations of these plans for accounting purposes are conducted on a triennial basis unless there are significant changes affecting the plans. The latest actuarial valuations were conducted as at May 1, 2012 or January 1, 2010.

The other benefit plans are unfunded.

TEMBEC INC.
Notes to Consolidated Financial Statements

Years ended September 29, 2012 and September 24, 2011
(in millions of Canadian dollars, unless otherwise noted)

12.	Employee future benefits (continued) Company contributions

Total cash payments for employee future benefits consist of cash contributed by the Company to its funded pension plans, cash payments directly to beneficiaries for its unfunded benefit plans and cash contributed to its defined contribution plans. The Company contributions were $53 million for 2012 (2011 – $44 million) . In 2013, the Company expects to contribute approximately $54 million to all its plans in accordance with its normal funding policy.

Description of fund assets

The assets of the registered defined benefit pension plans are held by an independent trustee and accounted for separately in the Company’s pension funds. Based on the fair value of assets held at September 29, 2012, the defined benefit pension plan assets were comprised of 1% (1% in 2011) in cash and short-term investments, 5% (5% in 2011) in real estate, 47% (52% in 2011) in bonds and 47% (42% in 2011) in Canadian, U.S. and foreign equity.

Funding policy

The Company’s funding policy for registered defined benefit pension plans is to contribute annually the amount required to provide for benefits earned in the year and to fund past service obligations over periods not exceeding those permitted by the applicable regulatory authorities. Actuarial valuations for funding purposes are conducted on a triennial basis, unless required earlier by pension legislation or as deemed appropriate by management from time to time. The latest funding actuarial valuations were conducted for two plans on January 1, 2012, 12 plans on December 31, 2011, one plan on December 31, 2010, and one plan on December 31, 2009.

Investment policy

The Company follows a disciplined investment strategy, which provides diversification of investments by asset class, foreign currency, sector and company. The Corporate Governance and Human Resources Committee of the Board of Directors has approved an investment policy that establishes long-term asset mix targets based on a review of historical returns achieved by world-wide investment markets. Investment managers may deviate from these targets to the extent permitted by the investment policy. Their performance is evaluated in relation to the market performance on the target mix.

The actual return on plan assets was $70 million for the year ended September 29, 2012, and $13 million for the year ended September 24, 2011.

As at September 29, 2012, September 24, 2011 and September 26, 2010, the assets of the plan do not directly include the Company’s own financial instruments or any property occupied by, or other assets issued by, the Company.

TEMBEC INC.
Notes to Consolidated Financial Statements

Years ended September 29, 2012 and September 24, 2011
(in millions of Canadian dollars, unless otherwise noted)

12.	Employee future benefits (continued)

Information about the Company’s defined benefit plans in aggregate

The following tables present the change in the defined benefit obligation for the defined benefit plans as calculated by independent actuaries and the change in the fair value of plan assets:

Change in defined benefit obligations for defined benefit plans:

	Pension plans		Other benefit plans
	2012	2011	2012	2011
Defined benefit obligation, at beginning of year	$857	$812	$44	$47
Current service cost	9	8	1	1
Interest cost	37	39	1	2
Employee contributions	2	2	-	-
Benefits paid	(61)	(46)	(1)	(2)
Actuarial loss (gain)	73	41	(4)	-
Decrease in obligation due to curtailment	(2)	-	-	-
Decrease in obligation due to deconsolidation of Tembec USA LLC	-	-	-	(4)
Past service cost	1	-	-	-
Foreign exchange rate changes	(6)	1	-	-
Defined benefit obligation, at end of year	$910	$857	$41	$44

Change in fair value of plan assets for defined benefit plans:

	Pension plans		Other benefit plans
	2012	2011	2012	2011
Fair value of defined benefit plan assets, at beginning of year	$618	$617	$-	$-
Expected return on plan assets	39	40	-	-
Actuarial gain (loss)	31	(27)	-	-
Employer contributions	42	32	1	2
Employee contributions	2	2	-	-
Benefits paid	(61)	(46)	(1)	(2)
Foreign exchange rate changes	(4)	-	-	-
Fair value of defined benefit plan assets, at end of year	$667	$618	$-	$-

TEMBEC INC.
Notes to Consolidated Financial Statements

Years ended September 29, 2012 and September 24, 2011
(in millions of Canadian dollars, unless otherwise noted)

12.	Employee future benefits (continued)

The following table presents the difference between the fair value of plan assets and the actuarially determined defined benefit obligation for defined benefit plans. This difference is also referred to as either the deficit or surplus, as the case may be, or the funded status of the plans.

Reconciliation of funded status for defined benefit plans:

	Pension plans			Other benefit plans
	2012	2011	2010	2012	2011	2010
Fair value of plan assets	$667	$618	$617	$-	$-	$-
Defined benefit obligation, wholly or partially funded plans	(867)	(820)	(777)	-	-	-
Plan deficit	(200)	(202)	(160)	-	-	-
Defined benefit obligation, unfunded plans	(43)	(37)	(35)	(41)	(44)	(47)
Unamortized past service costs	1	-	1	1	2	-
Liability arising from minimum funding requirement	(3)	(3)	(7)	-	-	-
Net defined benefit liability	$(245)	$(242)	$(201)	$(40)	$(42)	$(47)

The following table presents the experience adjustments arising from plan liabilities and plan assets as a result of the differences between actuarial assumptions made at the beginning of the year and the actual experience during the year:

	Pension plans			Other benefit plans
	2012	2011	2010	2012	2011	2010
Experience loss (gain) arising from plan liabilities	$(4)	$(9)	n/a	$(6)	$-	n/a
Experience loss (gain) arising from plan assets	$(31)	$27	n/a	$-	$-	n/a

Amounts recognized in the consolidated balance sheets for defined benefit plans:

	Pension plans			Other benefit plans
	2012	2011	2010	2012	2011	2010
Defined benefit asset	$-	$1	$-	$-	$-	$-
Defined benefit liability	(245)	(243)	(201)	(40)	(42)	(47)
Net defined benefit liability	$(245)	$(242)	$(201)	$(40)	$(42)	$(47)

TEMBEC INC.
Notes to Consolidated Financial Statements

Years ended September 29, 2012 and September 24, 2011
(in millions of Canadian dollars, unless otherwise noted)

12.	Employee future benefits (continued) Components of benefit cost

The following tables present the impact on net earnings (loss) and other comprehensive earnings (loss) of the Company’s employee future benefits:

Recognized in net earnings (loss)

	Pension plans		Other benefit plans
	2012	2011	2012	2011
Recognized costs for defined benefit plans:
Current service cost	$9	$8	$1	$1
Past service cost	-	1	1	-
Total included in personnel expenses	9	9	2	1
Curtailment gain	(2)	-	-	-
Deconsolidation of Tembec USA LLC	-	-	-	(4)
Total included in other items	(2)	-	-	(4)
Interest cost	37	39	1	2
Expected return on plan assets	(39)	(40)	-	-
Total included in net finance costs	(2)	(1)	1	2
	5	8	3	(1)
Recognized costs for defined contribution plans	9	11	-	-
Total expense for employee future benefits	$14	$19	$3	$(1)

Recognized in other comprehensive earnings (loss)

	Pension plans		Other benefit plans
	2012	2011	2012	2011

Actuarial loss (gain)	$42	$68	$(4)	$-
Effect of limit on recognition of assets	-	(4)	-	-
Defined benefit plans	$42	$64	$(4)	$-

The cumulative amount recognized in deficit as at September 29, 2012, is $102 million (2011 – $64 million; 2010 – nil).

TEMBEC INC.
Notes to Consolidated Financial Statements

Years ended September 29, 2012 and September 24, 2011
(in millions of Canadian dollars, unless otherwise noted)

12.	Employee future benefits (continued) Assumptions

Significant assumptions for defined benefit pension plans (weighted average):

	2012	2011	2010

Defined benefit obligation at end of year:
Discount rate	3.69%	4.42%	4.87%
Rate of compensation increase	2.50%	2.50%	2.50%

Net periodic benefit cost for the year:
Discount rate	4.42%	4.87%	n/a
Rate of compensation increase	2.50%	2.50%	n/a
Expected long-term return on assets	6.39%	6.53%	n/a

Significant assumptions for other benefit plans (weighted average):

	2012	2011	2010
Defined benefit obligation at end of year:
Discount rate	3.68%	4.19%	4.73%
Rate of compensation increase	2.50%	2.50%	2.50%

Net periodic benefit cost for the year:
Discount rate	4.19%	4.73%	n/a
Rate of compensation increase	2.50%	2.50%	n/a

Assumed healthcare cost trend rate at end of year:
Initial healthcare cost trend	7.00%	7.50%	8.00%
Annual rate of decline in trend rate	0.50%	0.50%	0.50%
Ultimate healthcare cost trend rate	5.00%	5.00%	5.00%
Year ultimate rate is reached	2016	2016	2016

Effect of change in healthcare cost trend rate (1% increase):
Total of service cost and interest cost	$-	$-	$-
Defined benefit obligation	$2	$3	$-

Effect of change in healthcare cost trend rate (1% decrease):
Total of service cost and interest cost	$-	$-	$-
Defined benefit obligation	$(2)	$(3)	$-

TEMBEC INC.
Notes to Consolidated Financial Statements

Years ended September 29, 2012 and September 24, 2011
(in millions of Canadian dollars, unless otherwise noted)

13.	Share capital

Authorized

Unlimited number of common voting shares, without par value.

Unlimited number of non- voting Class A preferred shares issuable in series without par value, with other attributes to be determined at time of issuance.

Nil warrants (2011 and 2010 – 11,111,111) convertible in equal amount of common shares that expired unexercised on February 29, 2012.

Issued and fully paid

	2012	2011	2010
100,000,000 common shares	$564	$564	$564
Nil warrants (2011 and 2010 - 11,093,943) (included in other long-term liabilities)	-	-	5

Net loss per share

The following table provides the reconciliation between basic and diluted net loss per share:

	2012	2011
Net loss	$(82)	$(5)
Weighted average number of common shares outstanding	100,000,000	100,000,000
Dilutive effect of employee share options and warrants	-	-
Weighted average number of diluted common shares outstanding	100,000,000	100,000,000
Basic and diluted net loss in dollars per share	$(0.82)	$(0.05)

The warrants and employees share options had no dilutive effect for the above periods; however, these securities could potentially dilute earnings per share in future periods.

Warrants

Concurrently with the first drawdown on the $75 million term loan facility to assist with the $190 million capital investment to upgrade its specialty cellulose manufacturing facility at Temiscaming, Quebec, the Company has granted the lender an option to acquire 3 million common shares of the Corporation at a price of $7 per share. These warrants vest on the first loan disbursement date and expire on August 30, 2017. The Company received, on October 19, 2012, its first draw of $9 million on the term loan (see note 14, Commitments – Capital Investment).

TEMBEC INC.
Notes to Consolidated Financial Statements

Years ended September 29, 2012 and September 24, 2011
(in millions of Canadian dollars, unless otherwise noted)

13.	Share capital (continued)

Share-based compensation

Under the prior Long-Term Incentive Plan, the Company had, from time to time, granted options to its employees. The plan provided for the issuance of common shares at an exercise price equal to the market price of the Company’s common shares on the date of the grant. These options vest over a five-year period and expire ten years from the date of issue. No options have been granted since 2006. No compensation expense was recorded for the years ended September 29, 2012 and September 24, 2011.

The following table summarizes the changes in options outstanding and the impact on weighted average per share exercise price during the year:

		2012		2011

		Weighted		Weighted
		average		average
		exercise		exercise
	Shares	price	Shares	price
Balance, beginning of year	122,020	$75.01	161,123	$89.01
Options cancelled	(17,033)	129.74	(39,103)	132.67
Balance, end of year	104,987	$66.13	122,020	$75.01
Exercisable, end of year	104,987	$66.13	122,020	$75.01

Of the total 17,033 (2011 – 39,103) options cancelled, 5,791 (2011 – 4,001) expired and 11,242 (2011 – 35,102) were forfeited.

The following table summarizes the weighted average per share exercise price and the weighted remaining contractual life of the options outstanding as at September 29, 2012:

Outstanding options and exercisable options
		Weighted	Weighted
		remaining	average
	Number of	contractual	exercise
Year granted	options	life	price
2003	4,375	0.17	$180.51
2004	5,326	1.15	139.22
2005	48,484	2.47	83.20
2006	46,802	3.14	29.44
	104,987	2.60	$66.13

TEMBEC INC.
Notes to Consolidated Financial Statements

Years ended September 29, 2012 and September 24, 2011
(in millions of Canadian dollars, unless otherwise noted)

13.	Share capital (continued)

Other share-based compensation

During fiscal 2009, the Company established a Performance- Conditioned Restricted Share Units (PCRSU) plan for designated senior executives. During the December 2011 quarter, 880,968 PCRSUs were forfeited as performance conditions attached to it were not achieved, and the remaining 1,143,039 PCRSUs were paid for a total consideration of $3 million. There are no PCRSUs outstanding and this plan was terminated.

The following table summarizes the grant of PCRSUs that has occurred over the past three years:

	2012	2011	2010
Balance, beginning of year	2,024,007	1,563,000	1,116,000
Grants	-	732,201	536,000
Paid	(1,143,039)	-	-
Forfeitures	(880,968)	(271,194)	(89,000)
Balance, end of year	-	2,024,007	1,563,000
Vested, end of year	-	622,940	-

Directors of the Company, which are not employees of the Company, are given the option to receive part of their annual retainer, meeting fees and awards under the Directors’ Share Award Plan in the form of Deferred Share Units (DSU). Each DSU is equivalent in value to a common share of the Company and is notionally credited with dividends when shareholders receive dividends from the Company. A DSU is paid to a director upon termination of Board service and is payable in the form of cash.

The following table summarizes the grant of DSUs that has occurred over the past three years:

	2012	2011	2010
Balance, beginning of year	1,119,836	411,222	411,222
Grants	-	750,999	-
Paid	-	(42,385)	-
Balance, end of year	1,119,836	1,119,836	411,222
Vested, end of year	869,503	619,170	411,222

On November 17, 2010, under the Directors’ Share Award Plan, non-executive members of the Board were granted 655,175 DSUs, and on January 27, 2011, 95,824 additional DSUs were granted. These DSUs vest in three equal amounts over the next three Annual General Shareholders' meetings beginning on January 27, 2011.

TEMBEC INC.
Notes to Consolidated Financial Statements

Years ended September 29, 2012 and September 24, 2011
(in millions of Canadian dollars, unless otherwise noted)

13.	Share capital (continued)

Other share-based compensation (continued)

On November 15, 2011, the Board approved the establishment of a Performance-Conditioned Share Unit (PCSU) plan. Under the PCSU plan, designated senior executives will be granted a specified number of DSUs or PCSUs annually, which vest over successive three- year periods, based on total shareholder return over the performance period as determined relative to a peer group and the increase in value of the Company’s weighted average share price over the performance period. On January 26, 2012, 373,147 DSUs were granted.

The following table summarizes the grant of DSUs that has occurred during the year:

2012
Balance, beginning of year	-
Grants	373,147
Forfeited	(5,564)
Balance, end of year	367,583
Vested, end of year	-

The following table summarizes the details of share-based compensation expenses relating to its different share-based compensation plans:

	2012	2011
Performance-conditioned restricted share unit plan	$-	$2
Directors' share award plan	(1)	-
Performance-conditioned share unit plan	-	-
	$(1)	$2
Total carrying amount of liabilities for cash-settled arrangements	$2	$5

14.	Guarantees, commitments and contingencies Guarantees

The Company and certain of its subsidiaries have granted irrevocable letters of credit, issued by highly-rated financial institutions, to third parties to indemnify them in the event the Company does not perform its contractual obligations. The Company has not recorded any additional liability with respect to these guarantees, as the Company does not expect to make any payments in excess of what is recorded in the Company’s financial statements. The letters of credit mature at various dates in fiscal 2013.

TEMBEC INC.
Notes to Consolidated Financial Statements

Years ended September 29, 2012 and September 24, 2011
(in millions of Canadian dollars, unless otherwise noted)

14.	Guarantees, commitments and contingencies (continued) Commitments

Capital investment

On March 16, 2012, the Company announced a $190 million capital investment to upgrade its specialty cellulose manufacturing facility at Temiscaming, Quebec. The project involves the replacement of three old boilers with a new high- pressure boiler designed to burn waste sulphite liquor, a co-product of the specialty cellulose manufacturing process, producing steam for use at the facility. The project also calls for the installation of a new electrical turbine that will increase the Temiscaming facility's electricity production capacity from its current 10 megawatts to 60 megawatts. As at the end of September 2012, the Company had incurred $59 million of capital expenditures for this project and had $51 million of outstanding commitments.

The Company has entered into a 25-year power purchase contract with Hydro-Quebec that will allow the Company to sell to Hydro- Quebec up to 50 megawatts of the incremental electricity generated by the new turbine at green energy rates of $106 per MW/hour, indexed annually to the consumer price index.

In connection with the project, the Company entered into the following term loan facilities to assist with the financing:

a $75 million term loan facility, bearing interest at 5.5%. The loan has a 15-year term consisting of a three-year construction or drawdown period followed by a 12-year amortization period. The term of the loan will be shortened by three years if the Company does not complete certain future capital expenditures at the Temiscaming specialty cellulose mill. The loan will be secured by the project assets. The Company has also granted the lender a five-year option expiring on August 30, 2017, to acquire 3 million common shares of the Corporation at a price of $7 per share. On October 19, 2012 and November 14, 2012, the Company received $9 million and $6 million respectively on the term loan.

a $30 million term loan facility of which the Company drew a first tranche of $20 million on July 12, 2012. Details related to this new facility are disclosed in note 10 .

Operating leases

The Company has entered into operating leases for expected cash outflows of $12 million. Outflows for the years following September 29, 2012, are as follows:

2013	$4
2014	$3
2015	$2
2016	$2
2017 and thereafter	$1

TEMBEC INC.
Notes to Consolidated Financial Statements

Years ended September 29, 2012 and September 24, 2011
(in millions of Canadian dollars, unless otherwise noted)

14.	Guarantees, commitments and contingencies (continued) Contingencies

The Company is party to claims and litigations arising in the normal course of operations. The Company does not expect that the resolution of these matters will have a material adverse effect on the Company’s financial condition, earnings or liquidity.

15.	Analysis of expenses by nature

	2012	2011
Wages and salaries	$275	$271
Employee benefits expense	97	109
Raw materials and other manufacturing costs	1,004	1,000
Changes in inventories	(37)	(7)
Other expenses	25	20
	$1,364	$1,393

Cost of sales	$1,290	$1,321
Selling, general and administrative	74	72
	$1,364	$1,393

16.	Other items

The following table provides a summary of the other items by business segment of the Company:

	2012	2011
High-Yield Pulp:
Impairment loss - Chetwynd, British Columbia, pulp mill	$50	$-
	50	-
Forest Products:
Gain on sale of British Columbia sawmills	(24)	-
Loss on sale/closure of hardwood flooring plants	2	-
Cranbrook planer mill closure charge	-	1
Taschereau sawmill closure charge	-	2
	(22)	3
Corporate:
Costs for permanently idled facilities	10	7
Impairment loss - Temlam loan receivable	16	-
Gain on sale of minority equity investment	(4)	-
Gain on sale of Smooth Rock Falls, Ontario, assets	-	(3)
Gain on deconsolidation of Tembec USA LLC	-	(4)
	22	-
Other items	$50	$3

TEMBEC INC.
Notes to Consolidated Financial Statements

Years ended September 29, 2012 and September 24, 2011
(in millions of Canadian dollars, unless otherwise noted)

16.	Other items (continued) 2012

During the September 2012 quarter, the Company recorded an impairment loss of $50 million related to property, plant and equipment, including the related supplies and materials of the Chetwynd, British Columbia, high- yield pulp mill. Subsequent to the announced indefinite idling of the pulp mill and following a review of its business plan, the Company undertook an impairment review and found that the carrying value of its assets exceeded their recoverable amount being the fair value less costs to sell. The recoverable amount was determined to be nominal.

During the year, the Company recorded charges of $10 million relating to several permanently idled facilities. The costs relate to custodial, site security, legal and remediation activities.

On March 23, 2012, the Company sold its British Columbia Southern Interior wood products assets for proceeds of $66 million. The sale included the Elko and Canal Flats sawmills and approximately 1.1 million cubic meters of combined Crown tenures, private land and contract annual allowable cut. As a result of the sale, the Company recorded a gain of $24 million in the March 2012 quarter. The following table provides information related to balance sheet items of the two sawmills at the time of sale:

Current assets	$35
Long-term assets	28
Current liabilities	(10)
Long-term reforestation obligations	(9)
Employee future benefits and other	(2)
$42

During the March 2012 quarter, the Company recorded an impairment loss of $16 million related to the loan receivable from Temlam Inc. The latter is currently under creditor protection and owns an idled laminated veneer lumber (LVL) facility located in Amos, Quebec. The Company has a 50% secured interest in the facility. The cutting rights that were previously attached to the LVL facility were granted to another company. In the absence of a guaranteed fiber supply, the Company has concluded that the re-start of the facility is unlikely and has adjusted its carrying value to the amount anticipated to be realized upon liquidation or sale.

On December 22, 2011, the Company recorded a gain of $4 million relating to the sale of a minority equity position in two dissolving pulp mills located in the Province of New Brunswick.

On November 25, 2011, the Company sold its Toronto, Ontario, flooring plant for proceeds of $13 million. Concurrently, the Company also announced the closure of its Huntsville, Ontario, hardwood flooring plant. The sale of the Toronto plant and the closure of the Huntsville plant resulted in a charge of $2 million that has been recorded in the December 2011 quarter.

TEMBEC INC.
Notes to Consolidated Financial Statements

Years ended September 29, 2012 and September 24, 2011
(in millions of Canadian dollars, unless otherwise noted)

16.	Other items (continued) 2011

During fiscal 2011, the Company recorded charges of $7 million relating to several permanently idled facilities. The costs relate to legal costs, site security and custodial costs.

During the June 2011 quarter, the Company finalized the sale of its hydro-electric generating assets located in Smooth Rock Falls, Ontario, and recorded a gain of $3 million. Total consideration for the assets, which had a capacity of 7.4 megawatts, was $16 million paid in cash.

During the June 2011 quarter, the Company announced that its non- operating U.S. subsidiary, Tembec USA LLC, had filed a petition seeking relief under Chapter 7 of the Bankruptcy Code of the United States. As a result of the filing, the Company determined that it no longer exercised control over this investment. The Company recorded a gain of $4 million relating to the deconsolidation of this subsidiary, arising primarily from the reduction in its consolidated accrued benefit obligation.

During the March 2011 quarter, the Company announced the permanent closure of the Taschereau, Quebec sawmill. The facility had been idled since October 2009. The Company recorded a charge of $2 million relating to severance and other items.

During the March 2011 quarter, the Company recorded a charge of $1 million for severance relating to the Cranbrook, British Columbia planer mill operation. The mill has been indefinitely idled since November 2007.

17.	Net finance costs

	2012	2011
Interest on long-term debt	$36	$31
Interest on short-term debt	2	1
Bank charges and other financing expenses	2	6
Net foreign exchange loss (gain), excluding exchange on long-term debt	4	-
Derivative financial instruments	-	(1)
Interest income	(1)	(1)
Exchange loss (gain) on long-term debt	(13)	1
Net change in fair value of warrants	-	(5)
Interest capitalized on assets under construction	(2)	-
	$28	$32

Finance costs	$42	$39
Finance income	(14)	(7)
Net finance costs	$28	$32

TEMBEC INC.
Notes to Consolidated Financial Statements

Years ended September 29, 2012 and September 24, 2011
(in millions of Canadian dollars, unless otherwise noted)

18.	Income taxes

The reconciliation of income taxes calculated at the statutory rate to the actual tax provision is as follows:

	2012	2011
Earnings (loss) before income taxes	$(60)	$15

Income tax expense (recovery) based on combined federal and provincial income tax rates of 26.3% (2011 - 27.8%)	$(16)	$4
Increase (decrease) resulting from:
Unrecognized tax asset arising from current losses	32	10
Difference in statutory income tax rate	6	6
Non-taxable portion of exchange gain on long-term debt	(2)	-
Other permanent differences	2	-
	38	16
Income tax expense	$22	$20
Income taxes:
Current	$11	$8
Deferred	11	12
Income tax expense	$22	$20

Unrecognized deferred tax assets

Deferred tax assets have not been recognized in respect of the following:

	2012	2011	2010
Deferred tax assets:
Non-capital loss carry-forwards and pool of deductible scientific research and development expenditures	$405	$390	$360
Property, plant and equipment	66	36	27
Employee future benefits	78	79	69
Capital loss carry-forwards	3	3	7
Financing charges	-	-	7
Other	9	12	15
	$561	$520	$485

Deferred tax assets have not been recognized in respect of these items because it is not probable that future taxable profits will be available against which the Company can utilize the benefits.

TEMBEC INC.
Notes to Consolidated Financial Statements

Years ended September 29, 2012 and September 24, 2011
(in millions of Canadian dollars, unless otherwise noted)

18.	Income taxes (continued)

Unrecognized deferred tax assets (continued)

As at September 29, 2012, certain subsidiaries have accumulated the following losses and deductions for income tax purposes, which may be carried forward to reduce taxable income and taxes payable in future years:

		Expiring
	Amounts	dates
Non-capital loss carried forward for:
Canadian subsidiaries	$1,158	2014 to 2032
U.S. subsidiaries	$13	2028 to 2032
Pool of deductible scientific research and experimental development	$368	Unlimited

Recognized deferred tax assets and liabilities

	Deferred tax assets		Deferred tax liabilities
	Non-capital	Property,
	loss carry-	plant and	Other
	forwards	equipment	liabilities	Total
Balance, September 26, 2010	$23	$6	$(2)	$27
Through statement of net earnings (loss)	(12)	(1)	1	(12)
Balance, September 24, 2011	11	5	(1)	15

Through statement of net earnings (loss)	(11)	(1)	1	(11)
Balance, September 29, 2012	$-	$4	$-	$4

19.	Financial instruments

Fair value

The carrying amount of cash and cash equivalents, cash held in trust, trade and other receivables, bank indebtedness, operating bank loans, other payables and accrued charges, and interest payable approximates their fair values because of the near-term maturity of those instruments. The carrying value of the long-term loans receivable and other long-term liabilities also approximates their fair values.

The carrying value and the fair value of long- term debt are as follows:

	2012	2011	2010
Carrying value	$339	$289	$288
Fair value	369	294	301

TEMBEC INC.
Notes to Consolidated Financial Statements

Years ended September 29, 2012 and September 24, 2011
(in millions of Canadian dollars, unless otherwise noted)

19.	Financial instruments (continued) Fair value (continued)

The fair value of the senior secured notes was estimated using quoted market prices; the fair value of the other long- term debt was estimated based on discounted cash flows using year-end market yields of similar instruments having the same maturity.

Derivative financial instruments are the only financial instruments of the Company measured at fair value on a recurring basis and have been valued in accordance with Level 1 of the fair value hierarchy, which is based on unadjusted quoted prices in an active market. The Company had no derivative financial instruments at September 29, 2012 (2011 – negligible; 2010 – nil).

Financial risk management

Overview

The Company has exposure to the following risks from its use of financial instruments:

Credit risk
Liquidity risk
Market risk
Foreign currency rate risk
Interest rate risk
Commodity price and operational risk

The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management policy. The policy defines the method by which the Company manages its risk through properly and prudently administering the Company’s financial assets, liabilities and derivatives. Internal Audit measures the adequacy of the business control systems through the execution of an Internal Audit Plan approved by the Audit Committee.

Exposure to credit risk

Credit risk arises from the possibility that entities to which the Company sells products may experience financial difficulty and be unable to fulfill their contractual obligations. The Company does not have a significant exposure to any individual customer or counterparty. As required in the Risk Management Policy, the Company reviews a new customer’s credit history before extending credit and conducts regular reviews of its existing customers’ credit performance. All credit limits are subject to evaluation and revision at any time based on changes in levels of creditworthiness and must be reviewed at least once per year. Sales orders cannot be processed unless a credit limit has been properly approved. The Company may require payment guarantees, such as letters of credit, or obtain credit insurance coverage. Bad debt expense has not been significant in the past. The allowance for doubtful accounts for the Company, as at September 29, 2012, was negligible (2011 – negligible; 2010 - $1 million).

The Company also has credit risk relating to cash and cash equivalents. The Company manages risk by dealing only with highly-rated financial institutions.

TEMBEC INC.
Notes to Consolidated Financial Statements

Years ended September 29, 2012 and September 24, 2011
(in millions of Canadian dollars, unless otherwise noted)

19.	Financial instruments (continued) Financial risk management (continued)

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was:

	2012	2011	2010
Loans and receivables, other than cash, cash equivalents and cash held in trust	$212	$206	$236
Cash, cash equivalents and cash held in trust	$92	$105	$74

The maximum exposure to credit risk for trade accounts receivable as at September 29, 2012 and September 24, 2011, by geographical region was as follows:

	2012	2011
Canada	$19	$24
United States	51	49
European Union	42	37
China	5	15
Other	24	8
	141	133
Allowance for doubtful accounts	-	-
Trade receivables net	141	133
Other receivables including input tax credits	59	49
Accounts receivable	$200	$182

The aging of trade accounts receivable was as follows:

		2012		2011
	Gross	Allowance	Gross	Allowance
Not past due	$134	$-	$125	$-
Past due 0-30 days	5	-	6	-
Past due 31-60 days	2	-	2	-
	$141	$-	$133	$-

The movement in the allowance for doubtful accounts receivable in respect to trade accounts receivable was as follows:

	2012	2011
Balance, beginning of year	$-	$1
Bad debt written off	-	(1)
Balance, end of year	$-	$-

TEMBEC INC.
Notes to Consolidated Financial Statements

Years ended September 29, 2012 and September 24, 2011
(in millions of Canadian dollars, unless otherwise noted)

19.	Financial instruments (continued) Financial risk management (continued)

Exposure to liquidity risk

Liquidity risk arises from the possibility that the Company will not be able to meet its financial obligations as they fall due. The Company has an objective of maintaining liquidity equal to 12 months of maintenance capital expenditures, interest and principal repayments and seasonal working capital requirements, which would require approximately $135 million to $150 million of liquidity.

A liquidity reserve in the form of cash, cash equivalents and undrawn revolving credit facilities is maintained to assist in the solvency and financial flexibility of the Company. Liquidity reserves as at September 29, 2012, totalled $140 million (2011 – $229 million) . Repayment of amounts due within one year may also be funded by normal collection of current trade accounts receivable and cash on hand.

In April 2011, the Ontario Court of Appeal rendered a decision in the restructuring proceedings involving Indalex Limited under the Companies’ Creditors Arrangement Act (CCAA). The Court of Appeal held that defined benefit pension plan deficiency claims had priority over security held by debtor-in-possession (DIP) lenders in the context of a sale made under a CCAA proceeding. This decision is currently being appealed to the Supreme Court of Canada. The agent for the asset-based loan (ABL) lenders’ syndicate recently expressed concern regarding the solvency deficits of the Company’s Ontario defined benefit pension plans. In light of the uncertainty surrounding the Ontario Court of Appeal decision, the ABL agent requested that the Company refrain from making any further draws or utilization of the ABL facility until such priority issue is dealt with by the Supreme Court of Canada.

The Company is currently under discussions with the ABL agent regarding this request as it considers the risk to be minimal and the position of the ABL agent to be unwarranted. The Company’s liquidity position at September 29, 2012, includes $31 million related to the unutilized portion of the ABL. If the unutilized ABL portion was to remain unavailable for an extended period of time, the Company’s liquidity would fall below its stated objective of $135 million to $150 million. In order to address this risk, the Company is assessing other liquidity enhancing alternatives such as limiting capital expenditures and seeking other sources of financing or funding.

The following are the contractual maturities of financial liabilities, including interest payments:

						2012
	Carrying	Contractual				After
	amount	cash flows	Year 1	Years 2-3	Years 4-5	5 years
Secured bank loans	$336	$561	$37	$79	$79	$366
Unsecured loans	16	18	7	7	3	1
Operating bank loans	68	68	68	-	-	-
Trade and others	243	243	243	-	-	-
	$663	$890	$355	$86	$82	$367

TEMBEC INC.
Notes to Consolidated Financial Statements

Years ended September 29, 2012 and September 24, 2011
(in millions of Canadian dollars, unless otherwise noted)

19.	Financial instruments (continued) Financial risk management (continued)

It is not expected that the cash flows included in the maturity analysis could occur significantly earlier, or, excluding the effects of foreign exchange fluctuations on US dollar liabilities, at significantly different amounts.

Foreign currency rate risk management

The Company is exposed to currency risk on sales, purchases and long-term debt that are denominated in a currency other than the Canadian dollar. The currencies in which these transactions are primarily denominated are Canadian dollar, US dollar and euro.

The Company’s revenues for most of its products are affected by fluctuations in the relative exchange rates of the Canadian dollar, the US dollar and the euro. The Company generates approximately $1.1 billion of US $ denominated sales annually from its Canadian operations. As a result, any decrease in the value of the US dollar and the euro relative to the Canadian dollar reduces the amount of revenues realized on sales in local currency. In addition, since business units purchase the majority of their production inputs in local currency, fluctuations in foreign exchange can significantly affect the unit’s relative cost position when compared to competing manufacturing sites in other currency jurisdictions.

To reduce the impact of fluctuations in the value of the US dollar, the Company has adopted a policy, which allows for hedging up to 50% of its anticipated US $ receipts for up to 36 months in duration. As at September 29, 2012, September 24, 2011 and September 26, 2010, the Company does not hold any foreign exchange contracts.

Foreign currency rate sensitivity analysis

Based on 2013 planned sales volumes and prices, the following table illustrates the impact of a 1% change in the value of the US dollar versus the Canadian dollar and the euro. For illustrative purposes, an increase of 1% in the value of the US dollar is assumed. A decrease would have the opposite effects of those shown below:

Sales increase	$11
Cost of sales increase	3
Adjusted EBITDA	8
Loss on translation of US $ denominated debt	3
Pre-tax earnings increase	$5

Direct US $ purchases of raw materials, supplies and services provided a partial offset to the impact on sales. This does not include the potential indirect impact of currency on the cost of items purchased in the local currency. Interest expense on the Company’s US $ denominated debt provides a small offset to its US $ exposure.

Interest rate risk management and sensitivity analysis

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

TEMBEC INC.
Notes to Consolidated Financial Statements

Years ended September 29, 2012 and September 24, 2011
(in millions of Canadian dollars, unless otherwise noted)

19.	Financial instruments (continued) Financial risk management (continued)

Fluctuations of market interest rates have little impact on the Company’s financial results since the majority of the Company’s debts are fixed rate debts.

Commodity price and operational risk management

The Company’s financial performance is dependent on the selling prices of its products. The markets for most lumber, pulp and paper products are cyclical and are influenced by a variety of factors. These factors include periods of excess product supply due to industry capacity additions, periods of decreased demand due to weak general economic activity, inventory de- stocking by customers, and fluctuations in currency exchange rates. During periods of low prices, the Company is subject to reduced revenues and margins, resulting in substantial declines in profitability and possibly net losses. The Company may periodically purchase lumber, pulp and newsprint price derivative commodity contracts to mitigate the impact of price volatility. The Company did not hold any significant product price derivative commodity contracts at September 29, 2012, September 24, 2011 and September 26, 2010.

The manufacturing activities conducted by the Company’s operations are subject to a number of risks, including availability and price of fibre and competitive prices for purchased energy and raw materials. To mitigate the impact of price fluctuations, the Company may periodically purchase derivative commodity contracts. The Company does not currently hold any significant derivative commodity contracts.

20.	Capital management

It is the Company’s objective to manage its capital to ensure adequate capital resources exist to support operations while maintaining its business growth. The Company sets the amount of capital in proportion to risk. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk of characteristics of the underlying assets.

The Company monitors capital on the basis of net debt to total capitalization ratio. Net debt is calculated as a total debt (long- term debt plus bank indebtedness and operating bank loans) less cash, cash equivalents and cash held in trust.

Total capitalization includes net debt plus provisions, accrued benefit liability, deferred income taxes, other long- term liabilities, and shareholders’ equity.

The Company’s strategy is to maintain the net debt to total capitalization ratio at 40% or less. The objective is to keep a strong balance sheet and maintain the ability of the Company to access capital markets at favourable rates. The net debt to total capitalization ratio for the Company was 45% as at September 29, 2012 (2011 – 27%; 2010 – 28%). The increase was due to fiscal 2012 losses, which reduced shareholders’ equity, combined with higher net debt due primarily to finance the Temiscaming specialty cellulose project. The Company anticipates that the net debt to total capitalization ratio will remain in excess of its target until the Temiscaming project is completed and begins to generate the projected incremental adjusted EBITDA.

There were no changes in the Company’s approach to capital management during fiscal 2012.

TEMBEC INC.
Notes to Consolidated Financial Statements

Years ended September 29, 2012 and September 24, 2011
(in millions of Canadian dollars, unless otherwise noted)

21.	Related parties

Key management personnel compensation

The key management personnel of the Company are the members of the Board of Directors and certain executive officers. They control less than 1% of the voting shares of the Company.

Key management personnel participate in the Company’s long-term incentive plans (see note 13). Key management personnel compensation is comprised of the following for the past two years:

	2012	2011
Short-term compensation benefits	$4	$4
Share-based compensation	(1)	2
	$3	$6

22.	Explanation of transition to IFRS

The accounting policies set out in note 3 have been applied in preparing the audited consolidated financial statements for the years ended September 29, 2012 and September 24, 2011.

In preparing its opening IFRS balance sheet, the Company has adjusted amounts reported previously in financial statements prepared in accordance with previous Canadian Generally Accepted Accounting Principles (GAAP). An explanation of how the transition from previous GAAP to IFRS has affected the Company’s financial position, financial performance and cash flows is set out in the following tables and the notes that accompany the tables.

In such tables, reclassification has been made to conform to IAS 1 – Presentation of Financial Statements, minimum disclosure requirements. Additionally, in preparing its consolidated financial statements in accordance with IFRS 1 – First-time Adoption of International Financial Reporting Standards, the Company applied the mandatory exemptions and elected to apply the following optional exemptions from full retrospective application:

Employee benefits exemption

IFRS 1 provides the option to retrospectively apply IAS 19, Employee Benefits, for the recognition of unamortized actuarial gains and losses, past service costs and transitional obligations and assets or to recognize these balances previously deferred under previous Canadian GAAP in opening retained earnings at the Transition Date. The Company has elected to recognize all unamortized cumulative actuarial losses and past service costs at the Transition Date as an adjustment to opening retained earnings for all of its employee future benefit plans.

Foreign currency translation differences

Retrospective application of IFRS would require the Company to determine cumulative currency translation differences in accordance with IAS 21, The Effects of Changes in Foreign Exchange Rates, from the date a subsidiary or equity method investee was formed or acquired. IFRS 1 permits cumulative translation gains and losses to be reset to zero at the Transition Date. The Company elected to reset all cumulative translation gains and losses to zero in opening retained earnings at its Transition Date.

TEMBEC INC.
Notes to Consolidated Financial Statements

Years ended September 29, 2012 and September 24, 2011
(in millions of Canadian dollars, unless otherwise noted)

22.	Explanation of transition to IFRS (continued)

Event driven fair value of property, plant and equipment as deemed cost

IFRS 1 provides the choice of recording assets and liabilities based on a deemed cost, which can be an event driven valuation where some or all of the assets and liabilities were valued and recognized at fair value under previous Canadian GAAP. As a result of the recapitalization transaction that occurred within the Company in 2008, the Company has elected to apply this exemption to property, plant and equipment and used such event driven fair value measurements as deemed cost for IFRS at the date of that measurement.

Business combinations exemption

IFRS 1 provides the option to apply IFRS 3, Business Combinations, retrospectively or prospectively - either from the Transition Date or a particular date prior to the Transition Date. The Company has elected to apply IFRS 3 prospectively to business combinations that occur after the Transition Date. Accordingly, business combinations prior to this date have not been restated.

Share-based payment transaction exemption

IFRS 1 provides an optional exemption to the application of IFRS 2, Share-based Payment, for those share options granted subsequent to November 7, 2002, that have fully vested as at the Transition Date and to liabilities arising from share- based payment transactions that were settled before the Transition Date. The Company has elected this exemption.

Borrowing costs

IFRS 1 provides the option to apply IAS 23, Borrowing Costs, retrospectively or prospectively from the Transition Date. IAS 23 requires an entity to capitalize borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. A qualifying asset is an asset that necessarily takes a substantial period of time to get ready for its intended use or sale. The Company elected to apply this exemption prospectively in respect of qualifying assets for which the commencement date for capitalization was on or after the Transition Date.

TEMBEC INC.
Notes to Consolidated Financial Statements

Years ended September 29, 2012 and September 24, 2011
(in millions of Canadian dollars, unless otherwise noted)

22.	Explanation of transition to IFRS (continued) Reconciliation of Consolidated Balance Sheets

	September 26, 2010
		Previous		Effect of
		Canadian	Reclassi-	transition
	Note	GAAP	fication	to IFRS	IFRS
ASSETS
Current assets:
Cash and cash equivalents		$68	$-	$-	$68
Cash held in trust		6	-	-	6
Trade and other receivables		209	-	-	209
Inventories		255	-	-	255
Prepaid expenses		7	-	-	7
		545	-	-	545
Property, plant and equipment	(b)(c)(d)	498	-	(2)	496
Biological assets	(a)	-	-	7	7
Employee future benefits	(e)	-	6	(6)	-
Other long-term receivables		-	28	-	28
Other assets		34	(34)	-	-
Deferred tax assets		27	-	-	27
		$1,104	$-	$(1)	$1,103

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Operating bank loans		$1	$-	$-	$1
Trade, other payables and accrued charges	(g)	238	(5)	-	233
Interest payable		3	-	-	3
Income tax payable		-	-	-	-
Provisions	(g)	-	5	-	5
Current portion of long-term debt		17	-	-	17
		259	-	-	259
Long-term debt		271	-	-	271
Provisions	(g)	-	19	(2)	17
Employee future benefits	(e)	-	187	61	248
Other long-term liabilities	(e)(f)(g)	209	(206)	5	8
		739	-	64	803
Shareholders' equity:
Share capital	(f)	570	-	(6)	564
Contributed surplus	(h)	5	-	(5)	-
Deficit		(210)	-	(54)	(264)
Accumulated other comprehensive earnings (loss)		-	-	-	-
		365	-	(65)	300
		$1,104	$-	$(1)	$1,103

TEMBEC INC.
Notes to Consolidated Financial Statements

Years ended September 29, 2012 and September 24, 2011
(in millions of Canadian dollars, unless otherwise noted)

22.	Explanation of transition to IFRS (continued) Reconciliation of Consolidated Balance Sheets (continued)

	September 24, 2011
		Previous		Effect of
		Canadian	Reclassi-	transition
	Note	GAAP	fication	to IFRS	IFRS
ASSETS
Current assets:
Cash and cash equivalents		$99	$-	$-	$99
Cash held in trust		6	-	-	6
Trade and other receivables		182	-	-	182
Inventories		261	-	-	261
Prepaid expenses		6	-	-	6
		554	-	-	554
Property, plant and equipment	(b)(c)(d)	493	-	(2)	491
Biological assets	(a)	-	-	4	4
Employee future benefits	(e)	-	16	(15)	1
Other long-term receivables		-	28	-	28
Other assets		44	(44)	-	-
Deferred tax assets	(e)	16	-	(1)	15
		$1,107	$-	$(14)	$1,093

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Operating bank loans		$6	$-	$-	$6
Trade, other payables and accrued charges	(g)	248	(8)	-	240
Interest payable		8	-	-	8
Income tax payable		6	-	-	6
Provisions	(g)	-	8	-	8
Current portion of long-term debt		18	-	-	18
		286	-	-	286
Long-term debt		271	-	-	271
Provisions	(g)	-	18	(2)	16
Employee future benefits	(e)	-	168	117	285
Other long-term liabilities	(e)(f)(g)	188	(186)	-	2
		745	-	115	860
Shareholders' equity:
Share capital	(f)	570	-	(6)	564
Contributed surplus	(h)	5	-	(5)	-
Deficit		(213)	-	(120)	(333)
Accumulated other comprehensive earnings (loss)	(c)	-	-	2	2
		362	-	(129)	233
		$1,107	$-	$(14)	$1,093

TEMBEC INC.
Notes to Consolidated Financial Statements

Years ended September 29, 2012 and September 24, 2011
(in millions of Canadian dollars, unless otherwise noted)

22.	Explanation of transition to IFRS (continued)

Reconciliation of Consolidated Statements of Comprehensive Earnings (Loss)

	September 24, 2011
		Previous	Effect of
		Canadian	transition
	Note	GAAP	to IFRS	IFRS
Sales		$1,743	$-	$1,743
Freight and sales deductions		237	-	237
Lumber export taxes		13	-	13
Cost of sales (excluding depreciation and amortization)	(a)(b)(e)	1,324	(3)	1,321
Selling, general and administrative		72	-	72
Share-based compensation		2	-	2
Depreciation and amortization	(b)	45	3	48
Other items	(e)	1	2	3
Operating earnings (loss)		49	(2)	47
Interest, foreign exchange and other	(c)(d)(e)(f)(g)	32	(1)	31
Exchange loss on long-term debt	(c)	1	-	1
Net finance costs		33	(1)	32
Earnings (loss) before income taxes		16	(1)	15

Income tax expense	(e)	19	1	20
Net loss		(3)	(2)	(5)
Other comprehensive earnings (loss), net of income taxes:
Defined benefit pension plans	(e)	-	(64)	(64)
Other benefit plans		-	-	-
Foreign currency translation differences for foreign operations	(c)	-	2	2
Total comprehensive loss		$(3)	$(64)	$(67)

Basic and diluted net loss in dollars per share		$(0.03)		$(0.05)

TEMBEC INC.
Notes to Consolidated Financial Statements

Years ended September 29, 2012 and September 24, 2011
(in millions of Canadian dollars, unless otherwise noted)

22.	Explanation of transition to IFRS (continued)

Notes to the reconciliation of equity and statement of comprehensive earnings (loss)

(a)	Biological assets

In accordance with IAS 41, Agriculture, the Company’s standing timber on its private timberlands is considered to be a biological asset that is measured at fair value less costs to sell at each reporting date, with changes in fair value less costs to sell recognized in net earnings (loss) at each period. As a result of this IFRS guidance, the Company’s standing timber on its private timberlands has been separately identified on the consolidated balance sheet as biological assets and recorded at fair value less costs to sell.

The effect of the above on the Company’s balance sheet resulted in an increase in biological assets of $4 million at September 24, 2011 (September 26, 2010 - $7 million), and resulted in a decrease of the deficit of $4 million (September 26, 2010 - $7 million).

The impact on total comprehensive loss for the year ended September 24, 2011, increased by $3 million.

(b)	Component accounting

Under previous Canadian GAAP, the Company did not apply component accounting to the significant separable component parts of an item of property, plant and equipment since no guidance was provided on evaluating the cost of a component, replacement of a component and the level at which component accounting was required. Under IFRS, the major assets must be separated into components and the cost of replacement or overhaul of these components are considered to be a part of property, plant and equipment, and are amortized over their individual estimated useful lives.

The effect of the above on the Company’s balance sheet resulted in an increase in property, plant and equipment of $6 million at September 24, 2011 (September 26, 2010 - $6 million), and resulted in a decrease of the deficit of $6 million (September 26, 2010 - $6 million).

The impact on total comprehensive loss for the year ended September 24, 2011, was negligible.

(c)	Translation of foreign operations

Under previous Canadian GAAP, non-monetary assets and liabilities of the foreign operations were translated to Canadian dollars at the historical rate relevant to the particular transaction date at which such assets or liabilities were originated. Under IFRS, all assets and liabilities of the foreign operations with functional currencies other than the Canadian dollar are translated to Canadian dollar at the exchange rate prevailing at period- end and are recognized in other comprehensive loss. In accordance with IFRS 1, the Company elected to reset all cumulative translation gains and losses to zero in opening deficit at its Transition Date.

TEMBEC INC.
Notes to Consolidated Financial Statements

Years ended September 29, 2012 and September 24, 2011
(in millions of Canadian dollars, unless otherwise noted)

22.	Explanation of transition to IFRS (continued)

(c)	Translation of foreign operations (continued)

The effect of the above on the Company’s balance sheet resulted in a decrease in property, plant and equipment of $7 million at September 24, 2011 (September 26, 2010 - $7 million), and resulted in an increase of the deficit of $9 million (September 26, 2010 - $7 million) and an increase of accumulated other comprehensive earnings of $2 million (September 26, 2010 - nil). The impact on total comprehensive loss for the year ended September 24, 2011, decreased by $2 million.

(d)	Site restoration

Under previous Canadian GAAP, the cost of decommissioning and restoration of landfill sites were part of property, plant and equipment and depreciated over the estimated useful life of the landfill site. Under IFRS, decommissioning and restoration costs incurred through the production of inventory are included as part of inventory costs.

The effect of the above on the Company’s balance sheet resulted in a decrease in property, plant and equipment of $1 million at September 24, 2011 (September 26, 2010 - $1 million), and resulted in an increase of the deficit of $1 million (September 26, 2010 - $1 million).

For the year ended September 24, 2011, the impact on total comprehensive loss was negligible.

(e)	Recognition of unamortized actuarial losses at date of transition to IFRS into equity

As permitted by previous Canadian GAAP, the Company measured its employee future benefits obligation for accounting purposes as at June 30 of each fiscal year. This was often referred as the early measurement date accounting policy choice. Under IAS 19 - Employee Benefits, the measurement date of the employee future benefits obligation must coincide with the fiscal year- end of the Company. Therefore, upon transition to IFRS, the Company measured its employee future benefits obligation at the date of the opening balance sheet in accordance with IAS 19.

In addition, as permitted by IFRS 1 - First-time Adoption of International Financial Reporting Standards, management elected the optional exemption to recognize all unamortized cumulative actuarial losses at the Transition Date as an adjustment to opening retained earnings for all of its employee future benefit plans.

Under IFRS, the Company’s accounting policy is to recognize all actuarial gains and losses, arising on its defined benefit pension and other non- pension post retirement plans, immediately in other comprehensive earnings (loss).

The cumulative effect of the above on the Company's balance sheet was to decrease employee future benefits assets by $15 million at September 24, 2011 (September 26, 2010 - $6 million), and increase the employee future benefits liabilities by $117 million (September 26, 2010 - $61 million), which resulted in a corresponding increase to deficit of $132 million (September 26, 2010 - $67 million) .

The impact on total comprehensive loss for the year ended September 24, 2011 increased by $65 million.

TEMBEC INC.
Notes to Consolidated Financial Statements

Years ended September 29, 2012 and September 24, 2011
(in millions of Canadian dollars, unless otherwise noted)

22.	Explanation of transition to IFRS (continued)

(f)	Warrants

Under IFRS, the warrants have been classified as a liability because of the possibility that they may be settled in cash in the event of a change of control. They are recorded at fair value with value being adjusted every quarter.

The effect of the above on the Company’s balance sheet resulted in a decrease in share capital of $6 million at September 24, 2011 (September 26, 2010 - $6 million), and resulted in an increase of the other long-term liabilities by a negligible amount (September 26, 2010 - $5 million), and a decrease of the deficit of $6 million (September 26, 2010 - $1 million) .

Total comprehensive loss decreased by $5 million for the year ended September 24, 2011.

(g)	Provisions

IAS 37 – Provisions, Contingent Liabilities and Contingent Assets, has measurement differences when compared to previous Canadian GAAP. These measurement differences include the requirement to reflect the risks associated with the Company’s provisions in either the cash flows or the discount rate.

The effect of the above on the Company’s balance sheet resulted in a decrease in long- term provisions of $2 million at September 24, 2011 (September 26, 2010 - $2 million), and resulted in a decrease of the deficit of $2 million (September 26, 2010 - $2 million).

For the year ended September 24, 2011, the impact on total comprehensive loss was negligible.

(h)	Contributed surplus

The previous Canadian GAAP requires that a future income tax asset that was not recognized at the date of a comprehensive revaluation as a result of a financial reorganization be subsequently recognized first as a reduction of any unamortized intangible asset and then in a manner consistent with the revaluation adjustment recorded at the date of the comprehensive revaluation. Under IFRS, this recognition of a future income tax asset is recorded to profit and loss.

The effect of the above on the Company’s balance sheet resulted in a decrease in contributed surplus of $5 million at September 24, 2011 (September 26, 2010 - $5 million), and resulted in a decrease of the deficit of $5 million (September 26, 2010 - $5 million).

For the year ended September 24, 2011, the impact on total comprehensive loss was nil.

TEMBEC INC.
Notes to Consolidated Financial Statements

Years ended September 29, 2012 and September 24, 2011
(in millions of Canadian dollars, unless otherwise noted)

22.	Explanation of transition to IFRS (continued)

Explanation of material adjustments to the cash flow statements for fiscal 2011

The adoption of IFRS has had no impact on the net cash flows of the Company. The changes made to the consolidated balance sheet and to the consolidated statements of net earnings (loss) have resulted in reclassifications of various amounts on the consolidated statements of cash flows. There have been no significant changes to the net cash flows, other than the Company’s accounting policy choice to classify interest paid as financing activity under IFRS compared to operating activity under previous Canadian GAAP.

	September 24, 2011
	Cash flow from
	operating	investing	financing
	activities	activities	activities
Previous Canadian GAAP	$69	$(43)	$5
Reclassification for interest paid	25	-	(25)
Other	5	(3)	(2)
IFRS	$99	$(46)	$(22)